Shockwave Motors Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash flows from operating activities:		
Net income (loss)	$ (3,496)	$ (5,261)
Changes in operating assets and liabilities:		
	-	-
Net cash provided by operating activities	(3,496)	(5,261)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Capital contributions	3,444	5,457
Net cash provided by financing activities	3,444	5,457
Net cash increase for period	(52)	196
Cash at beginning of period	452	256
Cash at end of period	$ 400	$ 452
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -